2024 REPORT

Too Soon


Too
Soon

LETTER

Dear investors,

Hello Too Soon Investors! We hope that you have been having a wonderful 2025 so far. It has been an exciting one for us and high on that list of excitement is how well post production is going for Too Soon. We are closer and closer to picture locking the edit and preparing to dive into all the other elements that go into finishing a film. We should have more updates soon about when you will be able to see the film. Thank you again for being part of this journey, we couldn't do this without you and can't wait to share what is turning out to be a beautiful film with you.

We need your help!

Keep being patient! Making movies and then getting them distributed takes far longer than any of us would like, but if we want

distributed takes far longer than any of us would like, but if we want to do it right we've got to play the long game. We are very excited about the schedule of film festivals we are submitting to and the potential buyers the film will be going out to AND all of that take several months. In the meantime, keep engaging with us where you can, we love to hear from you and will be sharing more frequently about the film on our socials.

Sincerely,

Aurora Florence

Creator and Director

Jeff Dickamore

Creator and Director

How did we do this year?

REPORT CARD

A+

☺ The Good

Raised enough funds to shoot the film

We shot the whole movie in 12 days! All thanks to the incredible filmmakers, artists, and craftspeople who came on board

Had a great experience working with and building community in the Utah film scene

☹ The Bad

Raising funds up until production made it difficult to nail down our exact budgets for filming

Probably drank too much caffeine for those weeks of prep and production.

Can't think of anything else!

2024 At a Glance

January 1 to December 31



$0

Revenue



-$323,963

Net Loss



$1,106 [99%]

Short Term Debt



$335,330

Raised in 2024



$41,596

Cash on Hand

Cash on Hand
As of 04/27/25

INCOME BALANCE NARRATIVE

● Revenues   ● Profit

$0
-$1,880

$0

-$323,963

2023   2024

Net Margin: 0%   Gross Margin: 0%   Return on Assets: -29,291%   Earnings per Share: $0.00

Revenue per Employee: $0   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 100%

📄 Too_Soon_GAAP_Template_Financial_Report_for_SEC.docx.pdf

Thank You For Believing In Us

Gerard Wrobel	Michelle A.	David Schrag	Jeff Wheeler	Abraham S Massil	Cody Heisinger
Vonte Johnson	Mark Strahl	Arianne Hartsell-...	Alexandra Rutherford	Robert Olson	Hollie Doyle
Becki Leahy	Garrett Batty	Rebecca Agurto	Frasier Perez	Meg Heaps	Danielle Eaton Hart
Christopher Busby	Kortney Osborne	Sean Winner	Ricky Ray Butler	Rachel Lockhart	Esther Pielstick
Alyssa Johnson	Sharon Buss	Kayla Marie Postak	Michal Thomas	Truman Florence	Gary Romano
Jennifer Levesque	Kristin Ammerman	Cindy Sue Cunningham	Christopher Davis	Jonathan Hendrickson	Melissa Borge
Theresa Smith	Scott Moseley	Shelley Brubaker	L Stod	Alyssa Royer	Mckay Florence
Shelly T	Lindsay Rozier	Chris Steele	Lisa Midgley	Tulani Watkins	Wendy Cook
Emily Forisso	Jill Perry	Leslie Yasinsac	Elicia Santa Maria	Karina Orton	Maclain Nelson
Shelly Iosefa	Nena Ugo Afokwalam	Graham Northrup	Robert Lesan	Debbie Hill	Nikki Kelly
Kathleen Hart	Michael Sushel	Breck England	Benjamin Werner	Ashley Rockwood...	Paul Cartwright
Sean Worsley	Karen Keller	Madison Winey	Robert Glenn McMinn	Jenny Kovalaine-Kwan	Thomas Dose
Aaron Orlov	Jay David Tolman	Penny Murray	Judith A. Benton	Kelli A Endter	Kevin Sheffield
Debra Hale	Elizabeth Cohen	Mary Lee	Brittany Butler	Joshua Peterson	Colten Staker
Wendy Kent	Emily Marie Palmer	Ali Abboud	Peggy Ricks	Debbie Pryse	Shannon Welker
Sandee Clark	Diana Becker	Amy Wilkens	Casey Keller	Rachel & Mike Yantis	Paul Goodman
Kristen Johnson	Kali Sakai	Donella Madrid	Tom Townsend	Tawnie Silva	

Thank You!

From the Too Soon Team



Aurora Florence

Creator and Director

Founding member of Imagine Dragons. Her single "You and Nothing More" won Best Song at the Paris Film Festival. She is an award-winning actress, producer &...



Jeff Dickamore

Creator and Director

Jeff is a multi-lingual writer & director. He received a Kennedy Intl. Scholar Award for his documentary, "A Fading History." He attended Le Cours Florent in Paris and earned...



Mariah Eames

Strategy and Development

Mariah worked for Angel Studios as a Brand Manager, creating marketing strategies and innovating business practices for 13 brands. She helped crowdfund more than $28...



Esther Pielstick

Strategy and Development

Esther founded Robot Roommate Productions and worked as a Team Manager at Angel Studios where she led the key social media strategy to crowdfund over 10 brands. She has...



Summer Bellessa

Producer

Summer is known for ambitious narratives & scrupulous budget handling. Her first feature was the second-most-watched on...



Tiffany Rampey

Consultant

Tiffany is the host of the podcast Dating After Death, & writes for @datingafterdeath which supports widows lookin...

Details

The Board of Directors

Director	Occupation	Joined
Aurora Florence	Actress @ Self-employed	2023
Jeff Dickamore	Executive Administrative Assistant @ BENlabs	2023

Officers

Officers

Officer	Title	Joined
Aurora Florence	Creator and Director	2023
Jeff Dickamore	Creator and Director	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Jeff Dickamore	Membership Interests	50.0%
Aurora Florence	Membership Interests	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
04/2024	$75,000		Section 4(a)(2)
04/2024	$82,830		4(a)(6)
07/2024	$177,500		Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Warrants:	0		
Options:	0		

Form C Risks:

We cannot guarantee we will be successful in producing, distributing, selling, commercializing or exploiting our film, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in producing, distributing, selling, commercializing or exploiting any film, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Company may lose their entire investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Financial Risks: The Company's financial performance is subject to various risks, including fluctuations in revenues, changes in operating costs, foreign exchange rate fluctuations, interest rate fluctuations, and the availability of financing. These risks may affect the Company's profitability and liquidity.

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project.

Competition: The entertainment industry is highly competitive, and the Company faces competition from established and emerging companies that create and distribute similar content. Increased competition may negatively impact the Company's market share and financial performance

Dependence on Third-Party Partners: The Company relies on third-party partners for the development, production, and distribution of its content. The failure of these third-party partners to perform their obligations may result in delays, cost overruns, or lower-quality content.

Market Risks: The entertainment industry is subject to changes in consumer preferences and technological advances, which may lead to decreased demand for the Company's content or render its distribution methods obsolete.

Limited operating history - the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Working capital requirements and the potential need for additional financing -there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories, such as the company and the managers, do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Long-term project - the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production on a picture may extend for two to three months or more. Principal photography may extend for several weeks or more. Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

The outbreak of Corona Virus Disease 2019 (COVID-19), and any future resurgences of COVID-19, could cause disruptions to the Company's business and operations. Some jurisdictions, including those where the Company plans to operate, have issued directives for the general public to engage in social distancing when outside of the home. The Company could experience a reduction in customers and/or a reduction in its workforce based on any such statewide or local orders. While such orders are in effect, the Company may be required to modify its operations to conform to governmental directives (such as social distancing).

Jeff Florence and Aurora Florence are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

We project needing at least $300,000 to complete production of the film, which is significantly above our minimum target for this raise ($50,000). If we have a successful raise and close on funds above $50,000 but below $300,000, there is no guarantee that we will be able to secure enough funds outside of Wefunder to complete production.

The value of a publishing brand relies heavily on products that require a large amount of upfront cost, such as films. As such, there may not be funding for such productions that would help bring the company to explosive growth, causing growth to stagnate for a period of time.

We may not be able to implement our strategies of entering into the film production business effectively or at all.
Our growth strategy depends on our ability to successfully develop film content by leveraging the talents of artistic personnel, their experience with film production. As a company, however, we have not invested capital in the production or distribution of film content. Entry into such production business presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in the production business with respect to film. Such failures would significantly limit our ability to grow our business.
Our successful entry into the film production business faces various risks and challenges, including:
• the success of our film production business will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;
• the production and marketing of film content is capital-intensive and our capacity to generate cash from our films may be insufficient to meet our anticipated capital requirements;
• delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors;
• the entrance of additional filmmakers into the film market may result in increased competition;
• the costs of producing and marketing film content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators; and
• the profitable distribution of film content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote our film content which we may produce or to promote competitors' content to a greater extent than they promote ours, or our inability to enter into profitable distribution arrangements with

than they promote ours, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of film content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of film content. If other forms of content, or other entertainment with which film content compete for consumers' leisure time and disposable income, such as conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than film content, our business and operating results could be harmed.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general is rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. Furthermore, we must ensure that our production environment integrates the latest tools and techniques developed in the industry. This requires us to either develop these capabilities by upgrading our own software, which can result in substantial research and development costs and substantial capital expenditures for new equipment, or to purchase third-party licenses, which can result in significant expenditures. In the event we seek to obtain third-party licenses, we cannot guarantee that they will be available or, once obtained, will continue to be available on commercially reasonable terms, or at all. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects.

We expect to face intense competition.

Our film will compete with a variety of other programs, including on traditional networks and other micro-niche content providers. All of our competitors have greater financial resources, greater public and industry recognition and broader marketing capabilities than us. In addition, the market in which we operate is characterized by numerous small companies, with whose products we may be unfamiliar with, and which may be in direct competition with our products. Our inability to adequately compete with our competitors regardless of their respective size, may result in lost sales and will affect our overall profitability.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our products, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

Film content piracy may affect our ability to maximize our revenues.

Film content piracy is extensive in many parts of the world. We presently lack the resources to effectively monitor the progress and efforts made by various countries to limit or prevent piracy. In the past, various trade associations have enacted voluntary embargoes on content exports to certain countries in order to pressure the governments of those countries to become more aggressive in preventing piracy. In addition, the U.S. government has publicly considered implementing trade sanctions against specific countries which, in the opinion of the U.S. government, do not prevent copyright infringement of U.S.-produced content; however, future voluntary industry embargoes or U.S. government trade sanctions may not be enacted. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Saint Norma Jean Productions LLC

Utah Limited Liability Company
Organized May 2023
0 employees
2116 South 900 East Bountiful
Bountiful UT 84010 https://www.snjproductions.com/

Business Description

Refer to the Too Soon profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Too Soon is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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